SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                File No. 0-17140

                    For the months of April to November 2005

                                   Tomkins plc

                 (Translation of registrant's name into English)

                   East Putney House, 84 Upper Richmond Road,
                         London SW15 2ST, United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.


1.  Notification of Major Interest in Shares, dated 15 April 2005

2.  Transaction in Own Shares, dated 18 April 2005

3.  Notification of Major Interest in Shares, dated 20 May 2005

4.  Notification of Interests of Directors and Connected Persons, dated 24 May
    2005

5.  Notification of Major Interest in Shares, dated 24 May 2005

6.  Notification of Interests of Directors and Connected Persons, dated 1 June
    2005

7.  Notification of Major Interest in Shares, dated 6 June 2005

8.  Notification of Major Interest in Shares, dated 14 June 2005

9.  Transaction in Own Shares, dated 15 June 2005

10. Notification of Interests of Directors and Connected Persons, dated 15 June 2005

11. Notification of Major Interest in Shares, dated 8 July 2005

12. Notification of Interests of Directors or PDMRs and Connected Persons, dated 19 July 2005

13. Notification of Major Interest in Shares, dated 3 August 2005

14. Notification of Major Interest in Shares, dated 3 August 2005

15. Transaction in Own Shares, dated 14 September 2005

16. Notification of Interests of Directors', PDMR's and Connected Persons, dated 15 September 2005

17. Notification of Major Interest in Shares, dated 23 September 2005

18. Tomkins acquires US commercial construction accessories business, dated 26 September 2005

19. Notification of Major Interest in Shares, dated 3 October 2005

20. Notification of Major Interest in Shares, dated 10 October 2005

21. Transaction in Own Shares, dated 12 October 2005

22. Notification of Major Interest in Shares, dated 18 October 2005

23. Notification of Interests of Directors', PDMR's and Connected Persons, dated 16 November 2005



Exhibit 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945              283,898
HSBC Global Custody Nominee (UK) Ltd A/C 923363              573,099
HSBC Global Custody Nominee (UK) Ltd A/C 775237              138,868
HSBC Global Custody Nominee (UK) Ltd A/C 942199            1,582,980
HSBC Global Custody Nominee (UK) Ltd A/C 942229              903,591
HSBC Global Custody Nominee (UK) Ltd A/C 942217            1,233,236
HSBC Global Custody Nominee (UK) Ltd A/C 942205              300,000
HSBC Global Custody Nominee (UK) Ltd A/C 942175            1,660,000
HSBC Global Custody Nominee (UK) Ltd A/C 942187              721,841
HSBC Global Custody Nominee (UK) Ltd A/C 775245            3,067,735
HSBC Global Custody Nominee (UK) Ltd A/C 130007              142,019
HSBC Global Custody Nominee (UK) Ltd A/C 770286              450,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206           20,790,298
HSBC Global Custody Nominee (UK) Ltd A/C 866197              135,162
HSBC Global Custody Nominee (UK) Ltd A/C 904332              141,000
HSBC Global Custody Nominees (UK) Ltd A/C 916681              40,500
HSBC Global Custody Nominees (UK) Ltd A/C 922437               4,100
HSBC Global Custody Nominee (UK) Ltd A/C 754612            2,241,938
HSBC Global Custody Nominee (UK) Ltd A/C 361602               42,153
HSBC Global Custody Nominee (UK) Ltd A/C 282605            2,396,029
HSBC Global Custody Nominee (UK) Ltd A/C 360509            1,156,893
HSBC Global Custody Nominee (UK) Ltd A/C 766793              338,723
HSBC Global Custody Nominee (UK) Ltd A/C 824434              109,548
HSBC Global Custody Nominee (UK) Ltd A/C 924422              305,539

TOTAL                                                     38,759,150

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

14 April 2005

12. Total holding following this notification

38,759,150

13. Total percentage holding of issued class following this notification

5.00567%

The notification is in respect of the shareholder`'s notifiable interest increasing to greater than 5%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Norman Porter
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

15 April 2005

Exhibit 2

18 April 2005

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 18 April 2005 it transferred for nil consideration a total of 6,697 of its own ordinary shares out of its Treasury account to 71 employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 1,159,348 shares in Treasury and has 773,145,138 shares in issue (excluding Treasury shares).

End.

Exhibit 3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lloyds TSB Jersey Offshore                                    3,731
Lloyds TSB Luxembourg                                        60,000
Lloyds TSB Private Banking                               26,775,167
Lloyds TSB Registrars                                       344,442
Scottish Widows Investment Partnership                    3,733,486
Total                                                    30,916,826

5. Number of shares / amount of stock acquired

Not applicable


6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%


9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

20 May 2005

12. Total holding following this notification

30,916,826

13. Total percentage holding of issued class following this notification

3.99283%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

20 May 2005

Exhibit 4

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

David Baxter Newlands

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Susan Helena Newlands

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Spouse, Susan Helena Newlands

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.00129%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

251.8346p

13. Date of transaction

23 May 2005

14. Date company informed

23 May 2005

15. Total holding following this notification

306,515 (beneficial); 20,000 (non-beneficial)

16. Total percentage holding of issued class following this notification

0.03958% (beneficial); 0.00258% (non-beneficial)

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

24 May 2005

Exhibit 5

                                           SCHEDULE 10

                            NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945             287,698
HSBC Global Custody Nominee (UK) Ltd A/C 923363           1,009,899
HSBC Global Custody Nominee (UK) Ltd A/C 775237             248,868
HSBC Global Custody Nominee (UK) Ltd A/C 942199           1,800,000
HSBC Global Custody Nominee (UK) Ltd A/C 942229           1,571,591
HSBC Global Custody Nominee (UK) Ltd A/C 942217           1,733,236
HSBC Global Custody Nominee (UK) Ltd A/C 942205           1,500,000
HSBC Global Custody Nominee (UK) Ltd A/C 942175           1,704,400
HSBC Global Custody Nominee (UK) Ltd A/C 942187           1,732,741
HSBC Global Custody Nominee (UK) Ltd A/C 775245           3,067,735
HSBC Global Custody Nominee (UK) Ltd A/C 130007             142,019
HSBC Global Custody Nominee (UK) Ltd A/C 770286             570,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206          20,400,944
HSBC Global Custody Nominee (UK) Ltd A/C 866197             135,162
HSBC Global Custody Nominee (UK) Ltd A/C 904332             141,000
HSBC Global Custody Nominees (UK) Ltd A/C 916681             40,500
HSBC Global Custody Nominees (UK) Ltd A/C 922437              4,100
HSBC Global Custody Nominee (UK) Ltd A/C 754612           4,048,338
HSBC Global Custody Nominee (UK) Ltd A/C 361602              99,153
HSBC Global Custody Nominee (UK) Ltd A/C 282605           4,427,029
HSBC Global Custody Nominee (UK) Ltd A/C 360509           1,176,693
HSBC Global Custody Nominee (UK) Ltd A/C 766793             483,723
HSBC Global Custody Nominee (UK) Ltd A/C 824434             206,448
HSBC Global Custody Nominee (UK) Ltd A/C 924422             510,539

TOTAL                                                    47,041,816

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

23 May 2005

12. Total holding following this notification

47,041,816

13. Total percentage holding of issued class following this notification

6.07492%

The notification is in respect of the shareholder's notifiable interest increasing to greater than 6%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

24 May 2005

Exhibit 6

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares represents the take up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 7.77p per ordinary share for the year ended 1 January 2005.

7. Number of shares / amount of stock acquired

1,355

8. Percentage of issued class

0.00017%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

262.08p

13. Date of transaction

26 May 2005

14. Date company informed

31 May 2005

15. Total holding following this notification

377,022

16. Total percentage holding of issued class following this notification

0.04869%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

1 June 2005


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares represents the take up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the final dividend of 7.77p per ordinary share for the year ended 1 January 2005.

7. Number of shares / amount of stock acquired

4,034

8. Percentage of issued class

0.00052%



9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

262.08p

13. Date of transaction

26 May 2005

14. Date company informed

31 May 2005

15. Total holding following this notification

1,478,305

16. Total percentage holding of issued class following this notification

0.19091%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

1 June 2005

Exhibit 7

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lloyds TSB Jersey Offshore                                 3,731
Lloyds TSB Luxembourg                                     60,000
Lloyds TSB Private Banking                            26,502,429
Lloyds TSB Registrars                                    932,160
Scottish Widows Investment Partnership                 3,733,551
Total                                                 31,231,871

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each


10. Date of transaction

Not notified

11. Date company informed

3 June 2005

12. Total holding following this notification

31,231,871

13. Total percentage holding of issued class following this notification

4.03324%

The notification is in respect of the shareholder's notifiable interest increasing to greater than 4%.


14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Norman Porter
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

6 June 2005

Exhibit 8

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lloyds TSB Jersey Offshore                                 3,731
Lloyds TSB Luxembourg                                     60,000
Lloyds TSB Private Banking                            26,237,583
Lloyds TSB Registrars                                    348,701
Scottish Widows Investment Partnership                 3,708,390
Total                                                 30,358,405

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each


10. Date of transaction

Not notified

11. Date company informed

13 June 2005

12. Total holding following this notification

30,358,405

13. Total percentage holding of issued class following this notification

3.92045%

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%.


14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

14 June 2005

Exhibit 9

15 June 2005

Tomkins plc

Tomkins plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19 May 2005 it purchased 76,800 of its Ordinary shares of 5 pence each ("shares") on 15 June 2005 at a price of 265.6533 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 1,236,148 of its shares in Treasury and has 773,124,995 shares in issue (excluding Treasury shares).

Exhibit 10

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                                   (2 Reports)

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the first quarter of the 2005 calendar year.

7. Number of shares / amount of stock acquired

12,252

8. Percentage of issued class

0.00158%


9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

265.6533p

13. Date of transaction

15 June 2005

14. Date company informed

15 June 2005

15. Total holding following this notification

389,274

16. Total percentage holding of issued class following this notification

0.05027%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Norman Porter- 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Norman Porter- Company Secretary

Date of Notification

15 June 2005


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tomkins plc (treasury shares)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the first quarter of the 2005 calendar year.

7. Number of shares / amount of stock acquired

32,047

8. Percentage of issued class

0.00414%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

265.6533p

13. Date of transaction

15 June 2005

14. Date company informed

15 June 2005

15. Total holding following this notification

1,510,352

16. Total percentage holding of issued class following this notification

0.19504%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Norman Porter- 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Norman Porter- Company Secretary

Date of Notification

15 June 2005

Exhibit 11

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiary Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd                                    6,586,830
Chase GA Group Nominees Ltd                                      11,742,185
Chase Nominees Ltd                                                1,280,910
CUIM Nominee Ltd                                                  4,329,193
TOTAL                                                            23,939,118

5. Number of shares / amount of stock acquired

728,000

6. Percentage of issued class

0.09401%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each



10. Date of transaction

6 July 2005

11. Date company informed

7 July 2005

12. Total holding following this notification

23,939,118

13. Total percentage holding of issued class following this notification

3.09147%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Norman Porter
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

8 July 2005

Exhibit 12

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                                   (6 REPORTS)

1. Name of company

Tomkins plc

2. Name of director

David Baxter Newlands

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

272.8052p

13. Date of transaction

18 July 2005

14. Date company informed

18 July 2005

15. Total holding following this notification

308,515 (beneficial); 20,000 (non-beneficial)

16. Total percentage holding of issued class following this notification

0.03984% (beneficial); 0.00258% (non-beneficial)

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

18 July 2005



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Norman Neill Broadhurst

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in
2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

272.8052p

13. Date of transaction

18 July 2005

14. Date company informed

18 July 2005

15. Total holding following this notification

14,000

16. Total percentage holding of issued class following this notification

0.00181%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

18 July 2005


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

John Michael Joseph Keenan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

272.8052p

13. Date of transaction

18 July 2005

14. Date company informed

18 July 2005

15. Total holding following this notification

17,185

16. Total percentage holding of issued class following this notification

0.00222%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

18 July 2005

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Joseph Minton

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

272.8052p

13. Date of transaction

18 July 2005

14. Date company informed

18 July 2005

15. Total holding following this notification

110,000

16. Total percentage holding of issued class following this notification

0.01421%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

18 July 2005


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Sir Brian Ivor Pitman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

272.8052p

13. Date of transaction

18 July 2005

14. Date company informed

18 July 2005

15. Total holding following this notification

15,717

16. Total percentage holding of issued class following this notification

0.00203%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

18 July 2005



                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Marshall Frederick Wallach

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase of shares

7. Number of shares / amount of stock acquired

2,000

8. Percentage of issued class

0.00026%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

272.8052p

13. Date of transaction

18 July 2005

14. Date company informed

18 July 2005

15. Total holding following this notification

119,000  (held as 27,000 ADRs and 11,000 Ordinary shares)

16. Total percentage holding of issued class following this notification

0.01537%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

18 July 2005

Exhibit 13

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited                                   374,415
Barclays Capital Securities Ltd                                       2,725
Barclays Trust Co & Others                                                6
Barclays Trust Co DMC69                                              39,000
Barclays Trust Co R69                                               126,887
BOISS NOMINEES LTD (A/c des. 4224361)                               340,729
CHASE NOMINEES LTD (A/c des. 16376)                                 427,783
Clydesdale Nominees HGB0125 (A/c des. 00594414)                       7,500
Clydesdale Nominees HGB0125 (A/c des. 00607419)                       7,600
Clydesdale Nominees HGB0125 (A/c des. 00686408)                       8,660
Clydesdale Nominees HGB0125 (A/c des. 00697736)                       3,920
Clydesdale Nominees HGB0125 (A/c des. 00703310)                       1,600
Clydesdale Nominees HGB0225 (A/c des. 00639213)                       3,860
Gerrard Nominees Limited (A/c des. ER1)                              53,537
Greig Middleton Nominees Limited (A/c des. GM1)                     467,906
INVESTORS BANK AND TRUST CO.                                        173,551
INVESTORS BANK AND TRUST CO.                                        300,289
INVESTORS BANK AND TRUST CO.                                        911,624
INVESTORS BANK AND TRUST CO.                                      3,901,151
INVESTORS BANK AND TRUST CO.                                         57,090
INVESTORS BANK AND TRUST CO.                                        156,276
INVESTORS BANK AND TRUST CO.                                          8,034
INVESTORS BANK AND TRUST CO.                                      1,662,880
INVESTORS BANK AND TRUST CO.                                         22,763
INVESTORS BANK AND TRUST CO.                                         11,645
INVESTORS BANK AND TRUST CO.                                        150,020
INVESTORS BANK AND TRUST CO.                                        149,450
JPMORGAN (BGI CUSTODY) (A/c des. 16331)                             226,554
JPMORGAN (BGI CUSTODY) (A/c des. 16338)                              45,508
JPMORGAN (BGI CUSTODY) (A/c des. 16341)                             425,903
JPMORGAN (BGI CUSTODY) (A/c des. 16342)                              93,103
JPMORGAN (BGI CUSTODY) (A/c des. 16400)                           8,480,879
JPMORGAN (BGI CUSTODY) (A/c des. 18408)                              29,875
JPMORGAN CHASE BANK                                                  23,627
JPMORGAN CHASE BANK                                                 133,433
JPMorgan Chase Bank                                                  49,572
JPMorgan Chase Bank                                                   1,321
JPMorgan Chase Bank                                                   7,862
JPMorgan Chase Bank                                                  82,245
JPMorgan Chase Bank                                                 150,179
JPMorgan Chase Bank                                                 409,643
JPMorgan Chase Bank                                                   6,875
JPMorgan Chase Bank                                                  22,380
JPMorgan Chase Bank                                                   7,073
JPMorgan Chase Bank                                                 103,043
JPMorgan Chase Bank                                                 107,588
JPMorgan Chase Bank                                                  33,600
Mellon Trust - Boston & SF                                          104,776
JPMorgan Chase Bank                                                   5,065
Mitsubishi Trust International                                    2,570,837
R C Greig Nominees Limited (A/c des. RC1)                         1,180,251
R C Greig Nominees Limited a/c (A/c des. AK1)                       339,250
R C Greig Nominees Limited a/c (A/c des. BL1)                       141,025
R C Greig Nominees Limited a/c (A/c des. CM1)                       265,655
R C Greig Nominees Limited GP1 (A/c des. GP1)                       172,923
R C Greig Nominees Limited SA1 (A/c des. SA1)                        13,116
State Street                                                         66,032
STATE STREET BOSTON                                                 497,389
STATE STREET BOSTON                                                  49,746
ZEBAN NOMINEES LIMITED

TOTAL                                                            25,217,229

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

28 July 2005

11. Date company informed

2 August 2005

12. Total holding following this notification

25,217,229

13. Total percentage holding of issued class following this notification

3.25651%

The notification is in respect of the shareholder's notifiable interest increasing to greater than 3%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

3 August 2005

Exhibit 14

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Sprucegrove Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Bank of New York Nominees Limited                             5,221,255
Chase Nominees Limited                                            5,174,627
MSS Nominees Limited                                              9,074,706
Nortrust Nominees Limited                                         4,853,350
ROY Nominees Limited                                             10,014,965
State Street Nominees Limited (A/c des. NP8E)                     1,195,415
State Street Nominees Limited (A/c des. 16Y8)                     3,443,130
State Street Nominees Limited (A/c des. O5NU)                       306,822
State Street Nominees Limited (A/c des. OOND)                       262,870
State Street Nominees Limited (A/c des. AA1X)                       140,300
State Street Nominees Limited (A/c des. JF2M)                       432,810

TOTAL                                                            40,120,250

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

3 August 2005

12. Total holding following this notification

40,120,250

13. Total percentage holding of issued class following this notification

5.18106%

The notification is in respect of the shareholder's notifiable interest increasing to greater than 5%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

3 August 2005

Exhibit 15

14 September 2005

Tomkins plc

Tomkins plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19 May 2005 it purchased 288,000 of its Ordinary shares of 5 pence each ("shares") on 14 September 2005 at a price of 288.9011 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 1,524,148 of its shares in Treasury and has 772,841,485 shares in issue (excluding Treasury shares).

Exhibit 16

     NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(10 Reports)


Report 1

     This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

................................



3. Name of person discharging managerial responsibilities/director

James Nicol

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................


9. Number of shares, debentures or financial instruments relating to shares acquired

33,549

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00434%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,553,901

0.20106%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................




 Report 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

................................



3. Name of person discharging managerial responsibilities/director

Kenneth Lever

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

18,387

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00238%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

407,661

0.05275%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................




Report 3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

Richard Bell

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

16,482

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00213%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

307,583

0.03980%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................




Report 4


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

David J. Carroll

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David J. Carroll

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

10,017

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00130%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

91,848

0.01188%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................




Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

William Michael Jones

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

17,382

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00225%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

291,205

0.03768%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................




Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

Terry O'Halloran

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Terry O'Halloran

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

7,993

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00103%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

175,281

0.02268%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................




Report 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - George Stephen Pappayliou

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

6,732

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00087%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

105,282

0.01362%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................






Report 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

Norman Charles Porter

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

985

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00013%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,240

0.00107%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................



Report 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

Malcolm Terence Swain

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Malcolm Terence Swain

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Malcolm Terence Swain

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

7,893

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00102%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

156,092

0.02020%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information
None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)

................................



Date of notification

15 September 2005

................................



Report 10

     NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

     This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

John Zimmerman

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman

................................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan, relating to the Participant's bonus earned for the second quarter of the 2005 calendar year.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

8,014

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00104%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

288.9011p

................................



14. Date and place of transaction

14 September 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

98,257

0.01271%

................................



16. Date issuer informed of transaction

14 September 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................

................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................


23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Deputy Company Secretary)




Date of notification

15 September 2005

................................

Exhibit 17

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Lloyds TSB Group Plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

22 September 2005

12. Total holding following this notification

Not notified

13. Total percentage holding of issued class following this notification

Not notified

The notification is in respect of the shareholder's notifiable interest decreasing to less than 3%

14. Any additional information

None

15. Name of contact and telephone number for queries

Norman Porter
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

23 September 2005

Exhibit 18

Tomkins plc
26 September 2005


Contact:
Graham Orr / Gareth Harries
Tel +44 (0) 20 8871 4544

Rollo Head / Robin Walker
Finsbury
Tel +44 (0) 20 7251 3801


       Tomkins acquires US commercial construction accessories business
--------------------------------------------------------------------------------

Tomkins plc announces that its Air Systems Components business has acquired NRG Industries, Inc, a privately held company based in Carrollton, Texas, for an undisclosed amount. NRG will be integrated into the Ruskin division of the Air Systems Components business. Ruskin is a leader in air control products for the HVAC industry.

NRG is a multi-brand manufacturer of commercial building accessories, supplying the US commercial construction market, and has three operating subsidiaries:
Rooftop Systems, Inc., National Duct Systems, Inc. and Glass Master Inc. Collectively, these three businesses have an annual turnover of approximately $43 million dollars.

Rooftop Systems, Inc. manufactures commercial air conditioning accessories including free-cooling economisers, roof curbs, energy recovery ventilators and concentric diffusers; National Duct Systems fabricates metal ductwork for local area contractors; and Glass Master Inc. manufactures specialty equipment used for cutting, forming and assembling fibreglass ductwork.

Jim Nicol, Chief Executive of Tomkins plc, said:

"NRG is an excellent fit with our Building Products segment. NRG has developed free-cooling and heat-recovery products that are proven to make air conditioning systems more efficient. Energy efficiency is extremely important in today's building environment market. NRG's technology and product line, combined with our leadership in aligned distribution channels, make this an excellent growth opportunity for our Air Systems Components businesses."

Exhibit 19

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL NOMINEES LIMITED                                  6,523,906
Barclays Global Investors Canada                                      22,420
Barclays Trust Co & Others                                             2,397
Barclays Trust Co DMC69                                               39,000
Barclays Trust Co R69                                                128,223
BOISS NOMINEES LTD (A/c des. 4224361)                                320,208
CHASE NOMINEES LTD (A/c des. 16376)                                  427,783
CHASE NOMINEES LTD (A/c des. 28270)                                  294,154
Clydesdale Nominees HGB0125 (A/c des. 00594414)                        7,500
Clydesdale Nominees HGB0125 (A/c des. 00607419)                        7,600
Clydesdale Nominees HGB0125 (A/c des. 00686408)                        8,660
Clydesdale Nominees HGB0125 (A/c des. 00697736)                        3,920
Clydesdale Nominees HGB0125 (A/c des. 00703310)                        1,600
Clydesdale Nominees HGB0225 (A/c des. 00639213)                        3,860
Gerrard Nominees Limited (A/c des. ER1)                               46,287
Greig Middleton Nominees Limited (A/c des. GM1)                      468,556
INVESTORS BANK AND TRUST CO.                                         149,450
INVESTORS BANK AND TRUST CO.                                          22,763
INVESTORS BANK AND TRUST CO.                                       1,738,880
INVESTORS BANK AND TRUST CO.                                         143,096
INVESTORS BANK AND TRUST CO.                                         300,289
INVESTORS BANK AND TRUST CO.                                         156,276
INVESTORS BANK AND TRUST CO.                                           8,034
INVESTORS BANK AND TRUST CO.                                         890,425
INVESTORS BANK AND TRUST CO.                                          43,462
INVESTORS BANK AND TRUST CO.                                         141,072
INVESTORS BANK AND TRUST CO.                                       3,900,985
INVESTORS BANK AND TRUST CO.                                           6,804
INVESTORS BANK AND TRUST CO.                                          57,090
JPMORGAN (BGI CUSTODY) (A/c des. 16331)                              226,554
JPMORGAN (BGI CUSTODY) (A/c des. 16338)                               45,508
JPMORGAN (BGI CUSTODY) (A/c des. 16341)                              411,074
JPMORGAN (BGI CUSTODY) (A/c des. 16342)                               96,743
JPMORGAN (BGI CUSTODY) (A/c des. 16400)                            8,265,868
JPMORGAN (BGI CUSTODY) (A/c des. 18408)                               22,771
JPMorgan Chase Bank                                                   49,572
JPMorgan Chase Bank                                                    7,862
JPMorgan Chase Bank                                                      329
JPMORGAN CHASE BANK                                                   23,627
JPMORGAN CHASE BANK                                                  122,608
JPMorgan Chase Bank                                                   82,245
JPMorgan Chase Bank                                                  138,662
JPMorgan Chase Bank                                                  409,643
JPMorgan Chase Bank                                                    6,875
JPMorgan Chase Bank                                                   22,380
JPMorgan Chase Bank                                                    7,073
JPMorgan Chase Bank                                                  103,043
JPMorgan Chase Bank                                                  107,588
JPMorgan Chase Bank                                                   33,600
Mellon Trust - US CUSTODIAN                                           59,536
Mitsui Asset                                                          10,103
R C Greig Nominees Limited (A/c des. RC1)                          2,566,052
R C Greig Nominees Limited a/c (A/c des. AK1)                      1,149,856
R C Greig Nominees Limited a/c (A/c des. BL1)                        343,955
R C Greig Nominees Limited a/c (A/c des. CM1)                        139,425
R C Greig Nominees Limited GP1 (A/c des. GP1)                        264,986
R C Greig Nominees Limited SA1 (A/c des. SA1)                        174,118
STATE STREET BOSTON                                                  466,984
STATE STREET BOSTON                                                   56,892
ZEBAN NOMINEES LIMITED                                                57,163

TOTAL                                                             31,337,395

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

29 September 2005

11. Date company informed

3 October 2005

12. Total holding following this notification

31,337,395

13. Total percentage holding of issued class following this notification

4.05415% (percentage calculation excludes treasury shares of that class)

The notification is in respect of the shareholder's notifiable interest increasing to greater than 4%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

3 October 2005

Exhibit 20

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Investors Canada                                  36,406
Barclays Trust Co & Others                                         2,397
Barclays Trust Co DMC69                                           39,000
Barclays Trust Co R69                                            128,223
BOISS NOMINEES LTD (A/c des. 4224361)                            320,208
CHASE NOMINEES LTD (A/c des. 16376)                              427,783
CHASE NOMINEES LTD (A/c des. 28270)                              294,154
Clydesdale Nominees HGB0125 (A/c des. 00594414)                    4,985
Clydesdale Nominees HGB0125 (A/c des. 00607419)                    7,600
Clydesdale Nominees HGB0125 (A/c des. 00686408)                    8,660
Clydesdale Nominees HGB0125 (A/c des. 00703310)                    1,600
Clydesdale Nominees HGB0225 (A/c des. 00639213)                    3,860
Gerrard Nominees Limited (A/c des. ER1)                           46,287
Greig Middleton Nominees Limited (A/c des. GM1)                  468,556
Greig Middleton Nominees Limited (A/c des. GM3)                    3,380
INVESTORS BANK AND TRUST CO.                                     149,450
INVESTORS BANK AND TRUST CO.                                      22,763
INVESTORS BANK AND TRUST CO.                                   1,751,040
INVESTORS BANK AND TRUST CO.                                     143,096
INVESTORS BANK AND TRUST CO.                                     141,072
INVESTORS BANK AND TRUST CO.                                       8,034
INVESTORS BANK AND TRUST CO.                                     877,614
INVESTORS BANK AND TRUST CO.                                     149,919
INVESTORS BANK AND TRUST CO.                                       6,804
INVESTORS BANK AND TRUST CO.                                      57,090
INVESTORS BANK AND TRUST CO.                                   3,942,220
INVESTORS BANK AND TRUST CO.                                     291,119
JPMORGAN (BGI CUSTODY) (A/c des. 16331)                          217,595
JPMORGAN (BGI CUSTODY) (A/c des. 16338)                           45,508
JPMORGAN (BGI CUSTODY) (A/c des. 16341)                          411,074
JPMORGAN (BGI CUSTODY) (A/c des. 16342)                           96,743
JPMORGAN (BGI CUSTODY) (A/c des. 16400)                        8,265,868
JPMORGAN (BGI CUSTODY) (A/c des. 18408)                           35,623
JPMorgan Chase Bank                                               49,572
JPMorgan Chase Bank                                                7,862
JPMorgan Chase Bank                                                  329
JPMORGAN CHASE BANK                                               23,627
JPMORGAN CHASE BANK                                              124,102
JPMorgan Chase Bank                                               82,245
JPMorgan Chase Bank                                              127,869
JPMorgan Chase Bank                                              409,643
JPMorgan Chase Bank                                                6,875
JPMorgan Chase Bank                                               22,380
JPMorgan Chase Bank                                                7,073
JPMorgan Chase Bank                                              103,043
JPMorgan Chase Bank                                              107,588
JPMorgan Chase Bank                                               33,600
Mellon Trust - US CUSTODIAN                                       59,536
Mitsui Asset                                                      10,103
R C Greig Nominees Limited (A/c des.RC1)                       2,561,318
R C Greig Nominees Limited a/c (A/c des. AK1)                  1,147,856
R C Greig Nominees Limited a/c (A/c des. BL1)                    341,760
R C Greig Nominees Limited a/c (A/c des. CM1)                    134,850
R C Greig Nominees Limited GP1 (A/c des. GP1)                    264,986
R C Greig Nominees Limited SA1 (A/c des. SA1)                    174,118
STATE STREET BOSTON                                              466,984
STATE STREET BOSTON                                               56,892
ZEBAN NOMINEES LIMITED                                            57,163

TOTAL                                                         24,787,105

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

5 October 2005

11. Date company informed

10 October 2005

12. Total holding following this notification

24,787,105

13. Total percentage holding of issued class following this notification

3.20673% (percentage calculation excludes treasury shares of that class)

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

10 October 2005

Exhibit 21

12 October 2005

Tomkins plc

Transfer of shares held in Treasury

Tomkins  plc  (the  "Company")   announces  that  on  12  October  2005  it
transferred for nil consideration a total of 177,345 of its own ordinary shares out of its Treasury account to 91 group employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 1,346,803 shares in Treasury ] and has 773,148,321 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tel. 020 8871 4544

End.

Exhibit 22

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not notified

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

11 October 2005

11. Date company informed

18 October 2005

12. Total holding following this notification

23,285,496

13. Total percentage holding of issued class following this notification

3.01178% (percentage calculation excludes treasury shares of that class)

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

18 October 2005

Exhibit 23



NOTIFICATIONS OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(7 Reports)

Report 1 of 7

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

................................



3. Name of person discharging managerial responsibilities/director

James Nicol

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol

................................



8 State the nature of the transaction

Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 5.07p per ordinary share for the six months ended 2 July 2005.

................................




9. Number of shares, debentures or financial instruments relating to shares acquired

2,983

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00039%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

274.75p

................................



14. Date and place of transaction

14 November 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,556,884

0.20137%

................................



16. Date issuer informed of transaction

15 November 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................................



Date of notification

16 November 2005

................................






 Report 2 of 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

................................



3. Name of person discharging managerial responsibilities/director

Kenneth Lever

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever

................................



8 State the nature of the transaction

Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 5.07p per ordinary share for the six months ended 2 July 2005.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

1,030

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00013%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

274.75p

................................



14. Date and place of transaction

14 November 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

408,691

0.05286%

................................



16. Date issuer informed of transaction

15 November 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................................



Date of notification

16 November 2005

................................





Report 3 of 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

Richard Bell

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell

................................



8 State the nature of the transaction

Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 5.07p per ordinary share for the six months ended 2 July 2005.

................................




9. Number of shares, debentures or financial instruments relating to shares acquired

1,124

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00015%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

274.75p

................................



14. Date and place of transaction

14 November 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

308,707

0.03993%

................................



16. Date issuer informed of transaction

15 November 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................................



Date of notification

16 November 2005

................................




Report 4 of 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section
328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

William Michael Jones

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones

................................



8 State the nature of the transaction

Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 5.07p per ordinary share for the six months ended 2 July 2005.

................................




9. Number of shares, debentures or financial instruments relating to shares acquired

1,122

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00015%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

274.75p

................................



14. Date and place of transaction

14 November 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

292,327

0.03781%

................................



16. Date issuer informed of transaction

15 November 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................................



Date of notification

16 November 2005

................................





Report 5 of 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

Terry O'Halloran

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Terry O'Halloran

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran

................................



8 State the nature of the transaction

Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 5.07p per ordinary share for the six months ended 2 July 2005.

................................




9. Number of shares, debentures or financial instruments relating to shares acquired

386

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00005%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

274.75p

................................



14. Date and place of transaction

14 November 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

175,667

0.02272%

................................



16. Date issuer informed of transaction

15 November 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................................



Date of notification

16 November 2005

................................







Report 6 of 7



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

Norman Charles Porter

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter

................................



8 State the nature of the transaction

Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 5.07p per ordinary share for the six months ended 2 July 2005.

................................




9. Number of shares, debentures or financial instruments relating to shares acquired

51

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00001%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

274.75p

................................



14. Date and place of transaction

14 November 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,291

0.00107%

................................



16. Date issuer informed of transaction

15 November 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................................



Date of notification

16 November 2005

................................






Report 7 of 7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

   1.    Name of the issuer

Tomkins plc

................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................................



3. Name of person discharging managerial responsibilities/director

John Zimmerman

................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman

................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman

................................



8 State the nature of the transaction

Acquisition of shares represents the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 5.07p per ordinary share for the six months ended 2 July 2005.

................................



9. Number of shares, debentures or financial instruments relating to shares acquired

587

................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00008%

................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................................



13. Price per share or value of transaction

274.75p

................................



14. Date and place of transaction

14 November 2005, London, UK

................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

98,844

0.01278%

................................



16. Date issuer informed of transaction

15 November 2005

................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................................



18. Period during which or date on which it can be exercised



................................



19. Total amount paid (if any) for grant of the option



................................



20. Description of shares or debentures involved (class and number)



................................

................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................................



22. Total number of shares or debentures over which options held following notification



................................



23. Any additional information

None

................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) 020 8871 4544

................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................................



Date of notification

16 November 2005

................................

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  05 December 2005

                                              By: /s/ Norman Porter
                                                  ----------------------------
                                              Name:  Norman Porter
                                              Title: Secretary